SALEEN AUTOMOTIVE, INC.

ANNUAL REPORT

2735 Wardlow Road
Corona, CA 92882
(714) 400-2121
https://www.saleen.com/

This Annual Report is dated February 24, 2026.

BUSINESS

The Company and its Business

Company Overview

SALEEN AUTOMOTIVE, INC. ("Saleen," the "Company", "We", or "Our") is an original equipment manufacturer ("OEM") of high-performance vehicles (''Saleen OEM") that are built from the ground up. The Company also designs, develops, manufactures, and sells high-performance vehicles built from the base chassis of major American automobile manufacturers (''Saleen Signature Cars"). These Saleen-badged cars traditionally include high horse-powered engines, high performance drivelines, suspensions, refined interior trims and performance seating, and aerodynamics, to set them apart from their counterparts. All Saleen models are built and tested at Saleen's facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We are an original equipment manufacturer (''OEM") of high-performance vehicles that we build from the ground up, called the Saleen Original Series.

Business Plan

We make our revenue by designing, developing, and manufacturing automobiles. Currently, the majority of our revenue comes from the Saleen Signature Series, which are high-performance automobiles based on the chassis of globally popular Ford automobiles such as the Ford Mustang, Ford F-150, and Ford Bronco. Our newest revenue stream is planned to come from the production and sales of the Saleen Original Series, which are Saleen automobiles that are designed, developed, and produced entirely in house by Saleen Automotive.

Saleen Automotive is developing the S11, its next-generation American supercar, which debuted as a full-scale clay model and design sketches at the year-long "The Birth of the American Supercar" exhibit at LeMay – America's Car Museum. Curated by Steve Saleen, the exhibit highlights the evolution of American performance vehicles and features an interactive "American Idle" initiative, allowing visitors to vote on specific interior and exterior design elements of the S11. These fan-selected features are planned to be incorporated into the final production model, creating a supercar shaped by enthusiasts. Saleen's current distribution strategy includes high-volume Ford dealerships for its Signature Car business and a direct-to-consumer retail model—similar to Tesla's—for vehicle sales. Additional details regarding the S11's engine, aerodynamics, and chassis are scheduled to be released in the coming months, with the vehicle anticipated to represent a significant advancement in American performance engineering.

History of the Business

Saleen Automotive, Inc. ("Saleen," "we," "us," or the "Company") was formed as a Delaware corporation on August 6, 2021, and is headquartered at 2735 Wardlow Road, Corona, California. Our operating subsidiary is SLN Merger Sub, LLC, a Delaware limited liability company that became the successor to the former Nevada corporation, Saleen Automotive, Inc., following a statutory merger completed on August 13, 2021. In that transaction, the Nevada predecessor—originally incorporated on June 24, 2011—was merged into SLN Merger Sub, LLC, and Saleen Automotive, Inc. (Delaware) became the parent holding company.

The Nevada predecessor itself had previously completed a reverse-merger transaction on June 26, 2013, in which the Saleen-related operating entities were combined with the public Nevada corporation, with the transaction treated as a recapitalization for accounting purposes. Following that merger, the Nevada corporation adopted the name Saleen Automotive, Inc. SLN Merger Sub, LLC, the surviving successor of the Nevada predecessor, wholly owns Saleen Sales Corporation (a California corporation formed in 2013) and Saleen Signature Cars (a California corporation formed in 2008).

Intellectual Property

Key trademarks include the "SALEEN" mark registered under U.S. Registration No. 5511178 (filed July 10, 2018), as well as a subsequent "SALEEN" registration under U.S. Registration No. 8038166 (Serial No. 99040754, filed February 13, 2025; registered November 25, 2025).

Additional key marks include the "S" mark registered under U.S. Registration No. 5394919 (filed February 6, 2018), and the updated "S" mark registered under U.S. Registration No. 7984798 (Serial No. 99040860, filed February 13, 2025; registered October 14, 2025).

All of the foregoing trademarks are owned by Steve Saleen and are used under license from him.

The Company also maintains several licensing agreements. For example, Saleen Automotive has granted Saleen Performance Parts (Molexiel, Inc.) the right to use its name and logo.

Additionally, Steve Saleen has granted the Company the right to use his name and likeness. Saleen Automotive has also licensed an agent to use its name, the image of its vehicles, and its likeness for promotional purposes.

Previous Offerings

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $155,950.00
Number of Securities Sold: 155,950
Use of proceeds: General business operations
Date: April 1, 2022
Offering exemption relied upon: Regulation A

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,054,168.891,019,131.00
Number of Securities Sold: 940,960916,903
Use of proceeds: Intermediary fees; R&D; Marketing; Working Capital
Date: July 11, 2023
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $370,000.00
Number of Securities Sold: 370,000
Use of proceeds: General business operations
Date: March 25, 2024
Offering exemption relied upon: Rule 506(c)

Name: Common Stock
Type of security sold: Equity

Final amount sold: $350,000.00
Number of Securities Sold: 350,000
Use of proceeds: General business operations
Date: May 9, 2024
Offering exemption relied upon: Rule 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $421,644.00
Number of Securities Sold: 376,146
Use of proceeds: Intermediary fees; R&D; Marketing; Working Capital
Date: June 18, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Financial Condition and Results of Operations

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues for the Company for the fiscal year ended March 31, 2024, were $3,646,756, representing a decrease of approximately 16.80% compared to revenues of $4,382,758 for the fiscal year ended March 31, 2023. This decline was primarily attributable to reduced inventory availability from Ford Motor Company, which impacted the Company's ability to fulfill customer orders for Saleen-modified versions of the Ford Mustang and Ford F-150.

The Company experienced significant supply chain disruptions and inventory constraints during the COVID-19 pandemic, the effects of which continued to impact inventory availability and operations during the reporting period, which adversely affected its ability to meet demand and contributed to the decline in sales and revenue.

These challenges reflect broader industry-wide issues related to manufacturing delays, parts shortages, and logistical bottlenecks that persisted throughout the reporting period.

Cost of goods sold for the fiscal year ended March 31, 2024, was $8,365,720, representing an increase of approximately 78.1% compared to $4,696,357 for the fiscal year ended March 31, 2023. The increase was primarily driven by one inventory write-down and two impairment charges recognized during the period:

$515,262 related to inventory parts, and
$1,695,937 related to inventory parts associated with the Company's S1 program, and
$4,288,962 related to finished goods associated with the Company's S1 program.

These impairment charges reflect management's assessment that the carrying value of certain inventory items exceeded their net realizable value, consistent with the application of the lower of cost or market principle under U.S. GAAP.

Gross margin for the fiscal year ended March 31, 2024, was ($4,718,964), or -129.40%, compared to ($313,599), or -7.2%, for the fiscal year ended March 31, 2023. The significant decline in gross margin for fiscal year 2024 was primarily attributable to an inventory write-down and impairment charges totaling $6,500,161, which were recognized in cost of goods sold. These charges included:

$515,262 related to inventory parts, and
$1,695,937 related to inventory parts associated with the S1 program, and
$4,288,962 related to finished goods associated with the S1 program.

Excluding these impairment charges, adjusted gross margin for fiscal year 2024 would have been $1,781,197 or 48.83%, as calculated by management, providing a clearer view of the Company's operational performance before the impact of certain non-recurring inventory write-downs. This adjusted figure is presented to supplement the GAAP results and should be considered in conjunction with, and not as a substitute for, the Company's reported financial results.

Operating expenses for the fiscal year ended March 31, 2024, totaled $3,585,073, representing an increase of approximately $187,668 or 5.52% compared to $3,397,405 in fiscal year 2023.

The increase was primarily driven by a $832,399 or 32.33% rise in selling, general, and administrative (SG&A) expenses, which grew from $2,575,074 in fiscal year 2023 to $3,407,473 in fiscal year 2024. This increase reflects higher personnel costs, marketing expenditures, and general corporate overhead.

Conversely, research and development (R&D) expenses declined by $644,731 or 78.4%, from $822,331 in fiscal year 2023 to $177,600 in fiscal year 2024. The decrease was primarily due to reduced activity related to product development efforts, particularly within the Saleen Original Series and the S1 program, as the Company shifted focus away from early-stage development initiatives during the reporting period.

During the fiscal year ended March 31, 2024, management recorded an impairment charge of $257,677 related to S1 tooling. This charge reflects management's assessment that the carrying value of certain tooling assets exceeded their recoverable amount, consistent with the application of U.S. GAAP impairment guidance for long-lived assets. Management determined that no impairment of long-lived assets was required during the fiscal year ended March 31, 2023.

The Company reported a net loss of $10,272,850 for the fiscal year ended March 31, 2024, compared to a net loss of $1,441,198 for the prior year. The increase was primarily driven by non-recurring impairment charges totaling $6,757,838, which included $6,500,161 related to inventory and $257,677 related to tooling. Excluding these one-time impairment charges, the Company's net loss for fiscal year 2024 would have been approximately $3,515,012, as calculated by management, providing a clearer view of the Company's operational performance before the impact of certain non-recurring write-downs. This adjusted figure is presented to supplement the GAAP results and should be considered in conjunction with, and not as a substitute for, the Company's reported financial results.

Additionally, the fiscal year ending March 31, 2023 results included a gain of $2,229,815 related to the forgiveness of debt and other liabilities, which contributed to a lower net loss in that period. This gain was recognized as part of other income and is considered non-recurring. No similar gain occurred in the fiscal year ending March 31, 2024.

These results should be read in conjunction with the Company's liquidity position and going-concern disclosures included elsewhere in this Form C.

Historical results and cash flows:

The Company has a long operating history, having been in business for over 40 years. The COVID-19 pandemic significantly impacted the Company's operations, resulting in delays in inventory procurement and supply chain disruptions. These challenges led to a substantial decline in revenue and cash flow during the affected periods.

For example, revenues for the fiscal year ended March 31, 2020, were $28,041,000, compared to:

$2,480,603 in fiscal year 2021,
$3,329,975 in fiscal year 2022,
$4,382,758 in fiscal year 2023, and
$3,646,756 in fiscal year 2024.

The Company anticipates increased revenue beginning in fiscal year 2026 and beyond, driven by improved supply chain conditions and enhanced inventory access through its relationship with Ford Motor Company and select Ford dealers. As the Company plans to relaunch the Saleen Original Series and scales production of the S1 and S11 vehicles, it expects this product line to potentially contribute meaningfully to future revenue growth.

To support this anticipated growth, the Company will require adequate resources, including:

Sufficient full-time and part-time staffing,
Inventory availability,
Working capital to purchase parts and materials necessary for vehicle enhancement and in-house production.

From a cash flow perspective, the Company experienced negative cash flow in fiscal years 2021 and 2022 due to lower revenues and elevated operating expenses. In fiscal year 2023, the Company initiated cost-reduction measures aimed at lowering fixed expenses and improving cash flow in preparation for future growth.

For the fiscal year ended March 31, 2024, the Company reported negative cash flow from operations of $(481,754), an improvement from $(1,446,419) in 2023. This $964,665 year-over-year improvement reflects management's efforts to reduce operating losses and optimize working capital, as well as period-to-period changes in operating activity, despite increased SG&A expenses.

The Company remains in a cash burn position, and its operations have not yet reached breakeven. Management anticipates that proceeds from this offering will be used to support ongoing operations, reduce cash burn, and invest in revenue-generating initiatives. The Company continues to monitor liquidity closely and may pursue additional financing to sustain operations and support growth.

To support its operations and strategic initiatives, the Company conducted several capital raises:

A Regulation A+ offering in fiscal year 2023,
Regulation Crowdfunding offerings in fiscal years 2024 and 2025,
Regulation D offerings in fiscal years 2024 and 2025.
The Company anticipates pursuing additional capital raises in fiscal year 2027 to fund expansion and support increased production capacity.

On January 31, 2025, the Company voluntarily vacated its facility located at 2755 Wardlow Road, Corona, California, and consolidated its operations into its remaining facility at 2735 Wardlow Road, Corona, California. This strategic consolidation is expected to reduce overhead and generate annual cost savings of approximately $430,000, based on management estimates, which management believes will improve liquidity and support future profitability.

As of March 31, 2024 (fiscal year-end), the Company's financial statements do not reflect this operational change. However, management anticipates that the cost savings will positively impact cash flows and reduce operating expenses in future periods. The Company continues to evaluate additional measures to strengthen its financial position, including optimizing production processes and leveraging its existing facility to maintain operational efficiency.

While management expects these changes to improve the Company's financial condition, there can be no assurance that anticipated savings will be fully realized or that future operating results will meet expectations. Investors should consider these factors when evaluating the Company's financial condition and prospects.

Liquidity and Capital Resources

As of March 31, 2024, Saleen Automotive had capital resources that included $6,765 in cash and cash equivalents. The company also has shareholder loans from Steve Saleen, consisting of $6,356 in loans and $1,684,978 in accrued payroll. In addition to these resources, the Company has several outstanding debt obligations: an Amended SBA Loan in the amount of $2,177,891 at an interest rate of 3.75 percent secured by the Company's assets; a Convertible Note in the amount of $170,096 at an interest rate of 7 percent that is currently in default; a Promissory Note from Certitude Trust in the amount of $150,956 at an interest rate of 6 percent that is currently past due; a Promissory Note and Forbearance Note from Rexco in the amount of $1,708,787 at an interest rate of 5 percent that is secured in part by common stock and relates to prior rent obligations; and additional Promissory Notes with Manderson in the amount of $118,332 and with Race Crafters Manufacturing in the amount of $170,000. The Company does not currently maintain any active lines of credit. Future capital needs may be addressed through additional equity or debt financing, including potential Regulation A+, Regulation Crowdfunding, or Regulation D offerings.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of 70816.31.

Debt

Creditor: US Small Business Administration
Outstanding balance: $2,083,260.00
Interest rate: 3.75%

Creditor: Rexco
Outstanding balance: $1,708,787.00
Interest rate: 5%
Material terms: Note is due on demand

Creditor: W-Net Fund I, LP
Outstanding balance: $120,912.00
Interest rate: 12%

Creditor: Philpott Family Trust
Outstanding balance: $170,096.00
Interest rate: 7%
Material terms: Convertible note, currently past due.

Creditor: Certitude Trust
Outstanding balance: $150,956.00
Interest rate: 6%
Material terms: Currently past due.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

The Team
Officers and Directors
Name: Stephen Mark Saleen

Stephen Mark Saleen's current primary role is with Saleen Automotive, Inc..

Positions and offices currently held with the issuer:
Position: CEO/President, Chairman of the Board of Directors
Dates of Service: September 1983 - Present
Responsibilities: Oversee and manage all aspects of Saleen Automotive, including design, development, marketing, manufacturing, sales, and distribution.

Other business experience in the past three years:

Employer: Le May Museum
Title: Member of the Board of Directors
Dates of Service: January 2020 - Present
Responsibilities: Board member, marketing committee

Name: Charles Arzubiaga

Charles Arzubiaga's current primary role is with Saleen Automotive Inc.

Positions and offices currently held with the issuer:
Position: Vice President Controller
Dates of Service: April 2023 - Present
Responsibilities: Responsible for accounting and finance

Other business experience in the past three years:

Employer: Maya Cinemas North America, Inc.
Title: Vice President Accounting and Finance
Dates of Service: January 2020 - April 2023
Responsibilities: Responsible for accounting and finance

Name: Neil Eugene Hannemann

Neil Eugene Hannemann's current primary role with Saleen.

Positions and offices currently held with the issuer:
Position: Member of the Board of Directors
Dates of Service: July 2021 - Present
Responsibilities: Automotive Consultant

Other business experience in the past three years:

Employer: Neil Hannemann, Inc.
Title: Owner/President
Dates of Service: January 2016 - Present
Responsibilities: Consultant and expert witness for product liability cases.

Name: Frederic Martin Blum

Frederic Martin Blum's current primary role is with Saleen.

Positions and offices currently held with the issuer:
Position: Vice President Sales and Dealer Relations
Dates of Service: September 2022 - Present
Responsibilities: Responsible for retail and dealer sales. Maintaining contact and relations with dealer networks to grow vehicle pipelines.

Name: Werner Gruber

Werner Gruber's current primary role is with Saleen.

Positions and offices currently held with the issuer:
Position: Vice President of Design
Dates of Service: August 2022 - Present
Responsibilities: Leading the Entire Design for the Saleen Brand

Other business experience in the past three years:

Employer: BYD Company Limited (China)
Title: Design Expert
Dates of Service: November 2020 - August 2022
Responsibilities: Led an Exterior Design Team

Name: Michael R. Deschenes

Michael R. Deschenes's current role is with Saleen.

Positions and offices currently held with the issuer:
Position: Member of the Board of Directors
Dates of Service: September 2024 - Present
Responsibilities: Body of Directors

Name: Nicole Brown

Nicole Brown's current primary role is with Saleen Automotive.

Positions and offices currently held with the issuer:
Position: Production Manager
Dates of Service: September 2025 - Present
Responsibilities: Manage all aspects of Operations including Purchasing, Planning, Manufacturing, Assembly, Inventory Control, Quality Control, Shipping & Receiving, Transport Logistics and Maintenance. Also assist in Research & Development.

Other business experience in the past three years:

Employer: Rivian Automotive, Inc.
Title: Crew Lead / R2 Manager
Dates of Service: January 2024 to August 2025
Responsibilities: Manage and oversee production planning and execution

Employer: Kindred Motorworks, Inc.
Title: Launch Manager
Dates of Service: January 2023 to December 2023
Responsibilities: Oversaw 4 departments, collaborated with Engineering

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Title of Class: Common Stock
Name: Steve Saleen
Amount and nature of Beneficial ownership: 6,282,734
Percent of class: 21.4%

Title of Class: Series B Preferred Stock
Name: Steve Saleen
Amount and nature of Beneficial ownership: 600
Percent of class: 100.0%

RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of Person: Steve Saleen
Relationship to Company: Director & Officer

Nature / amount of interest in the transaction: In July 2024, Steve Saleen, our Chief Executive Officer, exercised stock options granted under the Saleen Automotive, Inc. 2021 Stock Incentive Plan at an exercise price of $0.528 per share.

Material Terms: The exercise covered 1,227,000 shares of our common stock for an aggregate purchase price of approximately $647,856.00. The shares were acquired through a cashless exercise, applied against accrued backpay owed to Mr. Saleen. These options were originally granted by our Board of Directors in July 2021.

Name of Person: Steve Saleen
Relationship to Company: Director & Officer
Nature / amount of interest in the transaction: In October 2024, Steve Saleen, our Chief Executive Officer, exercised stock options granted under the Saleen Automotive, Inc. 2021 Stock Incentive Plan at an exercise price of $0.528 per share.

Material Terms: The exercise covered 1,088,000 shares of our common stock for an aggregate purchase price of approximately $574,464.00. The shares were acquired through a cashless exercise, applied against accrued backpay owed to Mr. Saleen.

Name of Person: Steve Saleen
Relationship to Company: Director & Officer
Nature / amount of interest in the transaction: In October 2024, Steve Saleen, our Chief Executive Officer, purchased 600 units of our Series B Preferred Stock at a purchase price of $1,000.00 per unit, for an aggregate purchase price of $600,000.00.

Material Terms: Each unit consists of one share of Series B Preferred Stock, initially convertible into 1,000 shares of our common stock, and five-year warrants to purchase 1,000 shares of common stock at an exercise price of $1.00 per share. The purchase was completed through a cashless transaction, applied against accrued backpay owed to Mr. Saleen. These securities were issued pursuant to a private placement under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

Name of Person: Steve Saleen
Relationship to Company: Director, Officer
Nature / amount of interest in the transaction: Due to related party
Material Terms: As of March 31, 2024 and 2023, the Company owed Mr. Saleen $6,356 and $145,598 in loans and $1,497,597 and $1,069,517 in accrued payroll, all respectively. As of October 31, 2025, the Company owed Mr. Saleen $33,000 in loans and $209,000 in accrued payroll.

Name of Person: Molly Saleen
Relationship to Company: Immediate Family Member of a Director
Nature / amount of interest in the transaction: $50,000.00
Material Terms: Selling and purchasing automotive parts to and from Saleen Performance Parts

Name of Person: Molly Saleen

Relationship to Company: Immediate Family Member of a Director
Nature / amount of interest in the transaction: $72,000.00
Material Terms: License of Saleen Automotive name and logo to Saleen Performance Parts

OUR SECURITIES

The Company's Securities

Common Stock

The amount of security authorized is 100,000,000 with a total of 29,687,622 outstanding.

Voting Rights
One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 2,222,222 shares to be issued pursuant to outstanding warrants.
The total amount outstanding includes 2,315,000 shares to be issued pursuant to stock options issued.

Please see the Company's Certificate of Incorporation and Certificate of Designation of the Series B Preferred Stock attached to the Offering Memorandum as Exhibit F for further information on rights associated with this class of securities.
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm -commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.
Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of Common Stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation Crowdfunding being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

Anti-Dilution Rights

Anti-dilution rights, if any, will be determined by the board of directors at the time any series is designated and issued.

Series B Preferred Stock

The amount of security authorized is 1,000 with a total of 600 outstanding.

Voting Rights

Holders of our Series B Preferred Stock are entitled to vote on an as-if-converted basis with the holders of our Common Stock as a single class on all matters submitted to a vote of holders of Common Stock, including to elect all members of the board of directors at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director.

Material Rights

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Series B Preferred Stock are entitled to receive dividends along with our Common Stockholders on an as-if-converted basis.

Change of Control

Holders of the Series B Preferred Stock have the right, voting as a separate class, following a "change of control", to elect a majority of the members of the board of directors at each meeting or pursuant to each consent of our stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. A "change of control" is deemed to have occurred in the event the directors who were seated on our board on September 11, 2018, ("Date of Issuance") no longer constitute the majority of serving directors or the holders of a majority of the outstanding Series B Preferred Stock no longer constitute a majority of our board of directors. Exceptions to this right include changes to the membership of our board that were approved by a majority of directors who were in office on the Date of Issuance and were still serving when approval was given.

Conversion into Common Stock

Each share of Series B Preferred Stock is convertible into 1,000 shares of the Company's Common Stock at the option of the holder, subject to adjustment as provided in the Company's Certificate of Designation for the Series B Preferred Stock. The conversion rate for the number of shares of Common Stock into which the Series B Preferred Stock shall be converted shall be subject to adjustment from time to time if the number of outstanding shares of Common Stock increases or decreases due to stock dividends, recapitalization, consolidation, reclassification, stock splits, reverse stock splits or similar events.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to participate along with holders of our Common Stock on an as-if-converted basis.

Redemption

The Series B Preferred Stock does not have any redemption rights.

Convertible Note

The security will convert into Common Stock and the terms of the Convertible Note are outlined below:
Amount outstanding: $180,569.47
Maturity Date: March 28, 2017
Interest Rate: 7.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: n/a

Material Rights

The Convertible Note currently will convert at the lesser of $1.20 or 70% of the average of the Company's Common Stock price over a specified period of time if it were publicly traded.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:
Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or the "Company") involves a high degree of risk and should only be considered by individuals who can afford to lose their entire investment. Securities purchased in this Offering are illiquid and may need to be held for an extended period of time. Prospective investors should have sufficient financial resources to retain such an investment indefinitely.
Each investor should carefully review the Company's Form C and all accompanying exhibits, and consult with their own legal, financial, and business advisors before making an investment decision. The following risk factors, along with other information provided in the Form C, are intended to assist investors in evaluating the Offering. However, they do not represent a comprehensive list of all risks associated with investing in the

Company. Additional commercial, financial, operational, and regulatory risks may exist that are not disclosed herein.

Our business projections are only projections
The projections and forward-looking statements presented herein reflect the Company's current expectations and estimates regarding future performance. These projections are inherently uncertain and subject to a variety of risks and assumptions. There is no assurance that the Company will achieve these projections or meet its business objectives. Factors such as market demand for the Company's products or services, competitive dynamics, operational capabilities, and other unforeseen challenges may impact the Company's ability to generate revenue, achieve profitability, or sustain growth. Investors should not place undue reliance on these forward-looking statements and are encouraged to consider all associated risks before making an investment decision.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The securities offered are subject to transfer restrictions under federal law. Specifically, for a period of 12 months following your purchase, you may not sell, transfer, or otherwise dispose of these securities unless the transaction qualifies for an exemption under Regulation Crowdfunding or another applicable exemption. Furthermore, there is currently no public market for these securities, and one may never develop. As a result, you may find it difficult or impossible to sell your investment at your desired time or price. While the Company may be acquired in the future, such an event is speculative and not guaranteed. If an acquisition does occur, it may not result in a favorable return and could lead to a partial or total loss of your investment.

Your investment could be illiquid for a long time
Investors should be aware that the securities offered are illiquid and may remain so for an extended period. You should be prepared to hold your investment for several years or longer. For the first 12 months following your purchase, federal securities laws restrict your ability to resell or transfer these securities, except in limited circumstances. Additionally, there is currently no public market for these securities, and one may never develop. This means that if you wish to sell your investment in the future, you may not be able to find a buyer or may face significant difficulty doing so. While it is possible that the Company could be acquired by another entity in the same or a related industry, such an event is speculative and not guaranteed. If an acquisition does occur, it may not result in a favorable return and could lead to a partial or total loss of your investment.

The Company may undergo a future change that could affect your investment
Investors should be aware that the Company may undergo changes in the future that could materially affect the nature or value of their investment. These changes may include, but are not limited to, modifications to the

Company's business model, management or advisory team, intellectual property portfolio, principal place of business, or production facilities. Additionally, the Company may engage in corporate restructuring activities such as mergers, acquisitions, or consolidations. Any such changes would be made at the discretion of the Company's management and based on their determination of what is in the best interests of the Company. These changes may have unforeseen consequences and could adversely impact your investment, including the potential for loss.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation Crowdfunding. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some early-stage companies benefit from the involvement of experienced advisors, consultants, or professional investors such as angel investors or venture capital firms. These individuals or entities often provide strategic guidance, industry connections, and operational expertise that can be critical to a company's success. However, companies primarily financed through Regulation Crowdfunding may not have access to such professional support. The absence of experienced advisors or institutional investors may limit the Company's ability to effectively execute its business plan, which could increase the risk associated with your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering up to $4,999,999.50 of Common Stock in this Regulation Crowdfunding offering and may close on investments as they are received. There is no guarantee that the Company will raise the maximum amount, or even the minimum target. If the Company raises only the minimum amount, it may not have sufficient capital to execute all aspects of its business plan as outlined in the "Use of Proceeds" section. Even if the maximum amount is raised, the Company may require additional funding in the future to support growth and operations. If the Company is unable to secure such funding—due to internal challenges, market conditions, or broader economic factors—it may not be able to continue operations, which could result in a loss of your investment.

We may not have enough capital as needed and may be required to raise more capital.
The Company anticipates requiring access to additional capital, including credit, to support its working capital needs and growth plans. The current economic environment may make it challenging to obtain credit on favorable terms. If the Company is unable to secure necessary financing, it may be forced to seek additional

equity investment, scale back its growth strategy, or pursue alternative actions. Raising additional equity capital could result in dilution of your ownership interest. This dilution may occur through the issuance of shares at a lower valuation than your purchase price, potentially reducing the value of your investment. Even if new equity is issued at the same or higher valuation, your ownership percentage may still decrease. If the Company is unable to secure additional funding, it may be forced to curtail operations, including sales activities. In such a scenario, the Company's intellectual property may be its only remaining asset, and there is no guarantee that it will generate a return sufficient to recover your investment. Additionally, limited access to credit or capital could negatively impact the Company's performance and the value of your investment.

Terms of subsequent financings may adversely impact your investment
The Company may need to raise additional capital in the future through the issuance of common equity, preferred stock, or debt securities. These future financings could negatively impact the value of your investment. Debt financing may increase the Company's financial obligations and reduce operating flexibility due to interest payments and covenants. Preferred stock may be issued with rights, preferences, or privileges that are more favorable than those of common stockholders, potentially diluting your economic and voting interests. Additionally, future equity financing rounds may involve terms that are more favorable to new investors, including lower purchase prices, which could result in dilution and a decrease in the value of your investment. There is no guarantee that future financing will be available on favorable terms, or at all, which could impact the Company's ability to grow or continue operations.

Management's Discretion as to Use of Proceeds
The Company's success will depend significantly on the judgment and discretion of its management team regarding the use and allocation of the proceeds from this offering. While the "Use of Proceeds" section outlines the Company's current intentions, it is only an estimate based on the existing business plan. The Company may find it necessary or advisable to reallocate funds among categories or to uses not currently anticipated. Management will have broad discretion in determining how to apply the net proceeds, and such decisions may not necessarily result in successful outcomes or increased value for investors.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are inherently speculative and based on management's current expectations and assumptions. These projections have not necessarily been reviewed or audited by independent accountants and are subject to significant uncertainties. Assumptions underlying these projections may not materialize due to unforeseen events or circumstances beyond the Company's control. As a result, actual performance may differ materially from what is projected. Investors should not rely on these projections as guarantees of future results.

The amount raised in this offering may include investments from company insiders or immediate family members
The total amount raised in this offering may include investments made by the Company's officers, directors, executives, or existing owners with a controlling interest, as well as their immediate family members. Any such

insider investments will be included in the total amount displayed on the campaign page. While these investments may reflect confidence in the Company, they may also affect the perceived demand for the offering and should be considered when evaluating the opportunity.

Reliance on a single service or product

The Company's current offerings consist primarily of variations of a single product or service. This concentration presents a risk, as changes in market conditions, technological developments, evolving consumer preferences, or competitive pressures could significantly impact demand. A decline in interest or relevance of the Company's core product or service could lead to reduced revenue, hinder growth, and potentially threaten the viability of the business.

We may never have an operational product or service

There is a possibility that the Company may never release an operational product or service, or that any product developed may not be used to conduct transactions. This outcome could result from a strategic decision by management to pivot the business model or due to unforeseen challenges. The failure to launch a product or service could lead to significant losses of time, capital, and other resources. Even if a product or service is successfully launched, low market adoption or limited customer engagement could result in minimal revenue and reduced market share, adversely affecting the Company's prospects and the value of your investment.

Some of our products are still in the prototype phase and might never be operational products

Some of the Company's products are currently in the prototype phase and may never become operational. Developing new products and technologies involves significant risks, including technical challenges, design flaws, manufacturing issues, and regulatory barriers. There is no guarantee that these prototypes will be successfully developed, launched, or adopted by the market. Additionally, the Company may choose to pivot its business model or discontinue development if management determines that doing so is in the best interest of the Company and its stockholders. Failure to launch a product or achieve market adoption could result in substantial losses and negatively impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties

Developing new products and technologies involves significant risks and uncertainties. The Company is currently in the research and development phase of the S11, having produced only design renderings. The success of this product depends on its ability to meet performance expectations and gain market acceptance. Delays or cost overruns in development may arise from unforeseen technological challenges, manufacturing difficulties, design changes, or regulatory hurdles. Failure to overcome these obstacles or to deliver a product that meets market demands could materially and adversely affect the Company's operating performance, financial condition, and the value of your investment. Prototype delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles.

Supply Chain and Logistics Risks
The Company's ability to manufacture and distribute its products or services is subject to risks related to supply chain and logistics. These include the availability and cost of raw materials, transportation delays, and disruptions in supply chain operations. Any such issues could lead to increased costs, delayed product delivery, or inability to meet customer demand. Products or services that are unavailable when needed may result in lost sales, customer dissatisfaction, and damage to the Company's reputation, all of which could negatively impact financial performance and the value of your investment.

Quality and Safety of our Product and Service
The quality and safety of the Company's products and services are critical to customer satisfaction and brand reputation. Variability in quality due to manufacturing processes, supplier performance, or design limitations can lead to customer dissatisfaction, product returns, and lost revenue. Additionally, safety issues—whether arising from design flaws, manufacturing defects, or improper use—can result in harm to customers and expose the Company to legal liability. Any such issues could materially and adversely affect the Company's operations, reputation, and the value of your investment.

Minority Holder; Securities with Voting Rights
The Common Stock offered in this Regulation Crowdfunding campaign carries voting rights. However, as an investor, you will hold a minority position in the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have limited ability to influence decisions made by management. You will be relying on the judgment and discretion of the Company's leadership to make decisions that are in the best interest of the business and its shareholders. Additionally, in the event of a liquidation, holders of Common Stock will only receive a distribution of remaining assets after all creditors and any holders of senior securities have been paid. There is no guarantee that any assets will remain for distribution to Common Stockholders.

You are trusting that management will make the best decision for the company
By purchasing Common Stock in this offering, you will become a minority shareholder and will have limited influence over the Company's strategic and operational decisions. As such, you are relying on the discretion and judgment of the Company's management team to make decisions that are in the best interest of the business and its shareholders. There is no guarantee that management's decisions will result in successful outcomes or increase the value of your investment.

Insufficient Funds
There is no guarantee that the Company will raise enough capital in this offering to meet its operating needs or execute its business plan. If the Company fails to raise sufficient funds, it may be unable to continue operations, which could result in a total loss of your investment. Even if the full offering amount is raised, the Company may require additional capital in the future to sustain or grow its business. If the Company is unable to secure future funding, it may fail. Furthermore, any future financing rounds may involve terms that are more favorable

to new investors, including lower pricing or preferential rights, which could dilute your ownership and reduce the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

This offering may involve "rolling closings," meaning that once the Company meets its target amount, it may request that the escrow agent release funds and accept investor subscriptions. At that point, those investors will become shareholders in the Company. However, early-stage companies are subject to frequent changes, and material updates to the offering terms, business model, or operations may occur during the course of the offering. When such changes happen, the Company is required to file an amendment to its Form C with the SEC. Investors whose subscriptions have not yet been accepted will have the right to withdraw their commitments. Investors whose subscriptions have already been accepted, however, will not have that right and may not benefit from updated information disclosed after their investment was finalized.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. Crowdfunding), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

The Company operates in a competitive market and faces significant competition from larger, more established companies that may already offer similar products or services or have advanced development programs. These competitors often possess greater financial resources, more extensive marketing and sales capabilities, and larger teams. They may be able to develop and launch competing or superior products more quickly and effectively than the Company. There is no assurance that the Company's products or technologies will be preferred over existing or emerging alternatives, or that they will not be rendered obsolete. Investors should assume that competitive pressures will continue to intensify, which could adversely affect the Company's market position and the value of your investment.

We are competing against other recreational activities
Although the Company offers a unique product or service targeting a specific market segment, it competes with a wide range of other recreational activities for consumer attention and spending. The Company's growth and success depend on its ability to attract and retain customers who may choose alternative forms of entertainment or leisure. Shifts in consumer preferences, seasonal trends, or economic factors could reduce demand for the Company's offerings and adversely affect its financial performance and the value of your investment.

Intense Market Competition
The Company operates in a highly competitive market that includes established industry leaders, emerging businesses, and potential new entrants. This competitive landscape may impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, stronger brand recognition, or larger customer bases may have significant advantages. These factors can make it challenging for the Company to differentiate itself, maintain its position, and achieve long-term success. Increased competition could adversely affect the Company's business performance and the value of your investment.

Vulnerability to Economic Conditions
The Company's business performance may be significantly influenced by broader economic and market conditions. Economic downturns, recessions, or shifts in consumer spending can reduce demand for the Company's products or services and limit access to capital. Additionally, factors such as inflation, interest rate fluctuations, and changes in exchange rates can affect the cost of raw materials, labor, and other operational expenses. These external economic forces are beyond the Company's control and may negatively impact its financial condition, operating results, and the value of your investment.

Uncertain Regulatory Landscape
Due to the nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Risk Related to Protection of Existing Intellectual Property
One of the Company's most valuable assets is its intellectual property portfolio, which includes patents, trademarks, copyrights, and trade secrets. Due to the strategic importance of these assets, there is a risk that

competitors may attempt to misappropriate or infringe upon the Company's intellectual property rights. While the Company intends to actively protect and enforce its rights, doing so can be costly and complex. The financial burden of litigation or enforcement actions may be significant and could divert capital away from core business operations. In some cases, the Company may be unable to pursue legal remedies due to the high costs, uncertain outcomes, or other strategic considerations. Failure to adequately protect or enforce its intellectual property could diminish the value of these assets, weaken the Company's competitive position, and reduce potential revenue from licensing or sublicensing opportunities. These risks could materially and adversely affect the Company's business and the value of your investment.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
The Company's trademarks (licensed from Steve Saleen), copyrights, and other intellectual property are critical to its brand and competitive positioning. However, intellectual property law is complex and uncertain. Competitors may attempt to design around our protections, challenge the validity of our intellectual property based on prior art, or otherwise render our rights unenforceable. If such efforts are successful, the Company's ability to prevent unauthorized use or duplication may be compromised. Additionally, even when infringement is suspected, the high cost and uncertainty of litigation may prevent the Company from pursuing enforcement. Choosing not to enforce our intellectual property rights—whether due to financial constraints, strategic considerations, or legal risks—could undermine the credibility of our brand, reduce licensing opportunities, and weaken our market position. If our intellectual property is deemed unenforceable or ineffective, it could materially and adversely affect the Company's value and your investment.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
The Company relies on its trademarks and copyrights to protect its brand, products, and creative assets. However, enforcing these rights can be costly and time-consuming. Trademark and copyright litigation often involves significant legal expenses and uncertain outcomes. Even if the Company believes its intellectual property is being infringed upon—whether by competitors, jobbers, or other third parties—it may choose not to pursue legal action due to financial constraints, strategic considerations, or the risk of an unfavorable result. Failure to enforce our intellectual property rights could weaken the perceived strength of our brand, reduce our ability to enter into sublicensing agreements, and make it more difficult to prevent competitors or unauthorized parties from entering the market. This could materially and adversely affect the Company's business, reputation, and financial performance, and in turn, negatively impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
The Company's success is highly dependent on its ability to attract, retain, and develop qualified personnel across various functions, including sales, marketing, design, development, operations, finance, legal, and human resources. As the Company grows, competition for skilled talent may intensify, and there is no guarantee that the Company will be able to recruit or retain the individuals necessary to execute its business plan effectively. Mistakes in hiring or failure to adequately train and develop employees could negatively impact operations and financial performance.

In particular, the Company is significantly reliant on the leadership and vision of its founder and CEO, Steve Saleen. Mr. Saleen is a central figure in the Company's brand identity and strategic direction, much like Carroll Shelby was to Shelby American. The loss of Mr. Saleen—whether due to departure, incapacity, or other unforeseen circumstances—could be devastating to the Company's operations, reputation, and long-term prospects. Such an event could materially and adversely affect the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The Company's ability to manufacture, market, and sell its products or services is subject to various government regulations, including—but not limited to—those governing manufacturing standards, labeling, distribution, and sales. Changes to existing regulations or the introduction of new laws could increase compliance costs, restrict operations, or limit market access. The regulatory landscape is dynamic and may evolve in ways that are difficult to predict, potentially requiring the Company to make costly adjustments or face penalties for non-compliance.

In addition to product-specific regulations, the Company may also be subject to laws related to intellectual property, consumer protection, and data privacy. Non-compliance with any applicable laws or regulations could result in legal liabilities, reputational harm, fines, or other penalties. Furthermore, shifts in public perception, cultural norms, or political sentiment regarding the Company's products or industry could impact demand and adversely affect business performance and the value of your investment.

We rely on third parties to provide services essential to the success of our business

The Company depends on a range of third-party vendors, jobbers, and service providers to support its operations. These include, but are not limited to, manufacturers, shippers, jobbers (independent intermediaries or wholesalers), accountants, legal counsel, public relations firms, advertisers, retailers, and distributors. The quality and timeliness of these third parties' services are critical to the Company's ability to operate effectively and maintain customer satisfaction. Any failure, delay, or disruption in their performance could materially and adversely affect the Company's business, financial condition, and operating results. The Company may have limited control over the actions and reliability of these third parties, who themselves may face operational, financial, or reputational risks. Additionally, contractual or legal constraints may limit the Company's ability to terminate relationships or seek remedies for non-performance. Finding suitable replacements for key vendors, jobbers, or service providers may be difficult and could result in delays or disruptions. As such, the Company's reliance on these external parties presents risks that could negatively impact your investment.

The Company is vulnerable to hackers and cyber-attacks

The Company relies on digital systems and third-party service providers to manage operations and store sensitive information, including investor data. As such, it is exposed to risks related to cybersecurity and data protection. Any significant disruption, breach, or unauthorized access to these systems could compromise the confidentiality and integrity of Company data and investor information. Cyber-attacks—including hacking, phishing, or malware—could result in data theft, operational disruption, reputational harm, and potential legal or regulatory consequences. Additionally, system failures or service interruptions from third-party providers could negatively impact the Company's ability to operate effectively, which may adversely affect its financial performance and the value of your investment.

Economic and market conditions
The Company's performance may be adversely affected by changes in general economic and market conditions. Factors such as fluctuations in interest rates, inflation, consumer spending habits, and competitive pressures can influence demand for the Company's products or services. These external conditions are beyond the Company's control and may negatively impact its business operations, financial condition, and overall results, which could in turn affect the value of your investment.

Force majeure events
The Company's operations may be adversely affected by force majeure events, which include natural disasters, pandemics, acts of terrorism, war, civil unrest, or other unforeseeable events beyond the Company's control. Such events could disrupt business operations, supply chains, or access to key resources, and may result in delays, increased costs, or an inability to operate. These disruptions could negatively impact the Company's financial condition, operating results, and the overall value of your investment.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
The Shares of Common Stock offered in this Regulation Crowdfunding campaign are subject to transfer restrictions under federal securities laws. Specifically, these shares will not be freely tradable for one year from the date of purchase, except in limited circumstances permitted under Rule 501 of Regulation Crowdfunding. Although federal law may permit certain transfers after this period, state securities laws may impose additional restrictions, and each investor should consult with their legal advisor regarding resale eligibility. There is currently no public market for the Shares of Common Stock, and none is expected to develop in the foreseeable future. As a result, investors should be prepared for a long-term investment and may face difficulty selling their shares. Any private sale of shares may be subject to limitations that could adversely affect the price obtainable. Additionally, each investor will be required to represent that they are purchasing the securities for their own account, for investment purposes, and not with a view to resale or distribution.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

Neither this Offering nor the Securities being sold have been registered under federal or state securities laws. As a result, the Company is relying on exemptions from registration, including Regulation Crowdfunding and applicable state exemptions. No governmental agency has reviewed or approved this Offering, the Company, or the Securities. Investors will not receive the protections or benefits that typically accompany registered offerings. Accordingly, prospective investors must evaluate the adequacy of the disclosures and the fairness of the Offering terms independently or with the assistance of their personal advisors.

 No Guarantee of Return on Investment
Investing in the Company involves a high degree of risk, and there is no assurance that investors will realize any return on their investment. It is possible that investors may lose part or all of their investment. As such, each prospective investor should carefully review the Company's Form C and all accompanying exhibits, and consult with their own legal, financial, and business advisors before making an investment decision.

The Company has the right to extend the Offering deadline.
The Company reserves the right to extend the Offering deadline beyond the date currently stated. If the Offering is extended, your investment may remain in escrow while the Company continues its efforts to raise the Minimum Amount. During this time, your funds will not accrue interest and will be held until either the extended deadline is reached without meeting the Minimum Amount—at which point your investment will be returned to you without interest or deduction—or the Minimum Amount is successfully raised, at which point your funds will be released to the Company and the Securities will be issued to you. Investors should be aware of the potential delay and the long-term nature of their investment.

There is no present market for the Securities and we have arbitrarily set the price.
There is currently no public market for the Shares of Common Stock being offered, and it is unlikely that such a market will develop in the foreseeable future. The Offering price has been determined arbitrarily by the Company based on various factors, including general market conditions, and does not necessarily reflect the intrinsic value of the Securities, the Company's net worth, or historical earnings. There is no assurance that investors will be able to resell their shares at the Offering price or at any price, and the lack of a public market may further limit liquidity and valuation.

Your ownership of the shares of stock will be subject to dilution.
Investors purchasing Shares of Common Stock in this Offering will be subject to dilution. The Company does not offer preemptive rights, meaning that if the Company issues additional securities in the future—including common stock, preferred stock, or securities convertible into equity—investors who do not participate in those future issuances will experience a reduction in their ownership percentage. Furthermore, the value of your shares may be diluted if future securities are issued at terms or prices more favorable than those in this Offering. Such dilution may affect both your voting power and the potential return on your investment.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities offered in this Regulation Crowdfunding campaign represent equity interests in the Company and do not constitute indebtedness. As such, they rank junior to all existing and future debt obligations and other non-equity claims in the event of a liquidation or dissolution of the Company. Unlike debt securities, which typically provide scheduled principal and interest payments, the Securities offered do not guarantee any dividend payments. Dividends, if any, will be paid solely at the discretion of the Company's board of directors and will depend on various factors, including the Company's financial condition, cash flow, capital needs, and applicable legal and regulatory constraints. Additionally, the terms of these Securities do not restrict the Company from incurring additional debt or other obligations in the future, which may further subordinate your investment.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
There is no guarantee that investors will be able to realize liquidity from their investment through a sale of the Company, a merger, or a registration of the Securities. The Company may never be acquired or complete a transaction that provides an exit opportunity for investors. Additionally, registering the Securities for resale may not be feasible due to legal, regulatory, commercial, or market-related constraints. If the Company is unable to register the Securities, investors may only be able to sell their shares if an exemption from registration is available, which may be difficult to obtain. As a result, investors should be prepared for a long-term, illiquid investment.

The Company has been involved in vendor disputes that have resulted in settlements, judgments, and payment obligations that could strain liquidity
The Company has been involved in several vendor and service-provider disputes, including matters involving Automobile Club de l'Quest (approximately $15,500 remaining), TM Tecnologie Meccaniche s.r.l. (a judgment entered in October 2025), Century Group Professionals, LLC (a settlement totaling approximately $120,000), and Boutique Recruiting (a settlement totaling approximately $26,900 remaining41,250). These matters have required, and may continue to require, cash payments that could otherwise be used for operations and growth. If the Company fails to comply with payment or settlement terms, it could face additional enforcement actions or accelerated payment obligations, which could further strain liquidity and adversely affect the Company's business and the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

SALEEN AUTOMOTIVE, INC.

By /s/ *Steve Saleen*

Title: CEO and Director

By /s/ *Steve Saleen*

Name: Steve Saleen

Title: CEO and Director

By /s/ *Charles Arzubiaga*

Name: Charles Arzubiaga

Title: Vice President Controller

By /s/ *Neil Hannemann*

Name: Neil Hannemann

Title: Director

By /s/ *Michael Deschenes*

Name: Michael Deschenes

Title: Director

Exhibit A
FINANCIAL STATEMENTS

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

MARCH 31, 2024 AND 2023

INDEPENDENT AUDITOR'S REPORT – March 31, 2024   1-2

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  MARCH 31, 2024 AND 2023:



Independent Auditors' Report

To the Board of Directors
Saleen Automotive, Inc.
Corona, California

Opinion

We have audited the consolidated financial statements of Saleen Automotive, Inc., which comprise the balance sheets as of March 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Saleen Automotive, Inc. as of March 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saleen Automotive, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saleen Automotive, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saleen Automotive, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saleen Automotive, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 18, 2026
Calabasas, California

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash	$ 6,765	$ 37,173
Accounts receivable, net	70,840	216,064
Inventories	1,601,327	7,448,740
Prepaid expenses and other current assets	897,911	925,916
Deferred offering costs	97,500	-
Total current assets	2,674,343	8,627,893
Property and equipment, net	364,572	921,910
Intangible assets, net	1,489,298	1,482,304
Repossessed assets - prototype cars	70,000	1,733,902
Right-of-use assets	2,186,939	2,623,945
Deposits	-	125,000
Other assets	65,580	70,985
Total assets	$ 6,850,732	$ 15,585,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,413,461	$ 1,334,158
Accrued liabilities	5,195,866	4,299,899
Due to related party	6,356	145,598
Deferred revenue	2,419,388	1,968,336
Long-term debt due within one year	2,246,444	2,347,604
Lease liability, current portion, net	517,973	448,498
Total current liabilities	11,799,488	10,544,093
Long-term debt, net of current	2,106,424	2,145,001
Lease liability, net of current portion	1,916,254	2,434,226
Deferred tax liabilities, net	113,830	110,614
Total liabilities	15,935,996	15,233,933
Commitments and contingencies		
Stockholders' (deficit) equity:		
Common stock, $0.001 par value, 100,000,000 shares authorized, 26,646,476 and 25,359,573 shares issued and outstanding as of March 31, 2024 and 2023, respectively	26,196	25,360
Additional paid-in capital	38,161,479	37,326,735
Accumulated deficit	(47,272,939)	(37,000,089)
Total stockholders' (deficit) equity	(9,085,264)	352,006
Total liabilities and stockholders' equity	$ 6,850,732	$ 15,585,939

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,	
	2024	**2023**
Revenues:		
Products	$ 3,588,911	$ 4,082,498
Services	-	147,562
Royalty revenue	57,845	152,698
Total revenues	3,646,756	4,382,758
Cost of revenues:		
Products	8,364,684	4,695,007
Services	1,036	1,350
Total cost of revenues	8,365,720	4,696,357
Gross loss	(4,718,964)	(313,599)
Operating expenses:		
Selling, general and administrative	3,407,473	2,575,074
Research and development	177,600	822,331
Total operating expenses	3,585,073	3,397,405
Loss from operations	(8,304,037)	(3,711,004)
Other (expense) income:		
Gain on extinguishment of debt and other liabilities	-	2,229,815
Interest expense	(86,742)	(133,205)
Other income	-	200,850
Other expense	(1,874,855)	-
Total other (expense) income	(1,961,597)	2,297,460
Provision for income taxes	7,216	27,653
Net loss	$ (10,272,850)	$ (1,441,198)
Weighted average common shares outstanding -		
Basic	26,646,476	25,389,591
Diluted	26,646,476	25,389,591
Net loss per common share -		
Basic	$ (0.39)	$ (0.06)
Diluted	$ (0.39)	$ (0.06)

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid–in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balances at March 31, 2022	25,203,623	$ 25,204	$ 37,267,533	$ (35,558,891)	$ 1,733,846
Issuance of common stock pursuant to Regulation A+ offering, net of offering costs	155,950	156	59,202	-	59,358
Net loss	-	-	-	(1,441,198)	(1,441,198)
Balances at March 31, 2023	25,359,573	25,360	37,326,735	(37,000,089)	352,006
Issuance of common stock pursuant to rule 506c Regulation D offering, net of offering costs	370,000	370	369,630	-	370,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	916,903	466	465,114	-	465,580
Net loss	-	-	-	(10,272,850)	(10,272,850)
Balances at March 31, 2024	26,646,476	$ 26,196	$ 38,161,479	$ (47,272,939)	$ (9,085,264)

Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (10,272,850)	$ (1,441,198)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	307,416	312,918
Gain on forgiveness of debt and other liabilities	-	(2,229,815)
Allowance for expected credit losses	52,092	88,254
Non-cash lease expense	437,006	395,585
Asset impairment charges	8,421,741	-
Changes in operating assets and liabilities:		
Accounts receivable	93,132	(379,669)
Inventories	(652,748)	(229,406)
Deposits	125,000	-
Prepaid expenses and other assets	26,416	278,665
Accounts payable	79,304	1,603,774
Accrued liabilities	895,966	942,874
Deferred revenue	451,052	676,660
Operating lease liabilities	(448,497)	(1,492,714)
Other and deferred tax liabilities	3,216	27,653
Net cash used in operating activities	(481,754)	(1,446,419)
Cash flows from investing activities:		
Purchase of property and equipment	(7,755)	(8,150)
Net cash used in investing activities	(7,755)	(8,150)
Cash flows from financing activities:		
Proceeds from related party loan	665,485	23,900
Repayments to related party	(804,727)	(69,000)
Proceeds from long-term debt	139,305	1,536,500
Repayments of long-term debt	(279,042)	(160,364)
Proceeds from issuance of common stock, net of offering costs	835,580	59,358
Deferred offering costs	(97,500)	98,390
Net cash provided by financing activities	459,101	1,488,784
Net change in cash and cash equivalents	(30,408)	34,215
Cash and cash equivalents at beginning of year	37,173	2,958
Cash and cash equivalents at end of year	$ 6,765	$ 37,173
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 78,576	$ -
Cash paid for income taxes, net	$ 3,200	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Reclassification of accounts payable to debt	$ -	$ 1,980,032

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Overview

Description of Business

Saleen Automotive Inc. ("Saleen," "we," "us," "our," or the "Company") is an engineering services and original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from base chassis of major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged cars traditionally include modified engines, transmissions, suspensions, interior trims, aerodynamics, and exterior modifications to set them apart from their counterparts. All Saleen models are tested and tuned at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Saleen was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, Inc., was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 12, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company (together, the "Saleen Entities"). The merger closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc.

Except as otherwise specified, references to years indicate the Company's fiscal years ended March 31, 2024 and 2023.

Asset Acquisition

On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of the Company's principal stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to the Company for an aggregate purchase price of $1,482,304 comprised of cash consideration of $800,000 and the elimination of a $682,304 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. The S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50,000 for a sale of each S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7 vehicles, and therefore, did not make any payments to the sellers of S7 Supercars.

Going Concern

During fiscal years 2024 and 2023, the Company recorded net losses of $10,272,850 and $1,441,198, respectively. Loss from operations was $8,304,037 in 2024 and $3,711,004 in 2023. Net cash used in operating activities was $481,754 and $1,446,419 during fiscal years 2024 and 2023, respectively. As of March 31, 2024, the Company had a working capital deficit of $9,125,145. The Company remains in default on various debt obligations, including secured debts, as of March 31, 2024.

During the assessment of the Company's ability to continue as a going concern, management identified the conditions and events necessary for profitable operations, extending the evaluation period beyond the current year end, to a reasonable period of time. The Company may need to raise capital to meet its debt service obligations and to fund its

working capital needs. The Company continues to explore and evaluate opportunities to raise capital, including through equity financing, alternative sources of debt, and strategic transactions. To accomplish this, the Company has engaged investment advisors, brokers, and other third parties. However, none of these potential sources of capital are currently assured. Taking into consideration the Company's current operation's inability to generate sufficient cash flows to meet its obligations, and dependence on Ford Motor Company for base model vehicles, the Company's management has concluded it cannot with certainty determine if its actions will mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation. These reclassifications had no effect on the reported net loss.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Saleen Signature Cars, a California corporation, and Saleen Sales Corporation, a California corporation. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in the cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable considerations which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration which the Company expects to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 36,000-mile new vehicle limited warranty for certain products. This vehicle's limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations. Advertising expenses were $158,810 and $353,857 for fiscal years 2024 and 2023, respectively.

Research and Development Expenses

In accordance with ASC 730, research and development costs are expensed in the period incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of selling, general and administrative expenses in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Cash

Cash includes cash on hand and cash on deposit at financial institutions. Cash is maintained in bank deposit accounts that may exceed federally insured limits. As of March 31, 2024 and 2023, the Company's cash in bank balances did not exceed federally insured limits.

Bank Overdrafts

The Company reports bank overdrafts as accounts payable on the consolidated balance sheet. Bank overdrafts were $322,701 and $98,128 as of March 31, 2024 and 2023, respectively.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists the three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

● Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3 – inputs are generally unobservable for the asset or liability, which are typically based on management's estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the PPP Loan, SBA Loan, promissory notes and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying value of the SBA Loan as of March 31, 2024, approximates fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Income (Loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income loss per common share:

| | Year Ended March 31, | |
	2024	2023
Numerator: Net loss	$ (10,272,850)	$ (1,441,198)
Denominator: Weighted average common shares outstanding - basic	26,646,476	25,389,591
Denominator: Weighted average common shares outstanding - diluted	26,646,476	25,389,591
Net loss per share – basic	$ (0.39)	$ (0.06)
Net loss per share – diluted	$ (0.39)	$ (0.06)

The following table sets forth the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of March 31, 2024 and 2023:

| | March 31, | |
	2024	2023
Convertible note	141,747	2,329,941
Warrants	2,222,222	2,222,222
	2,363,969	4,552,163

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make the required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of March 31, 2024, the allowance for doubtful accounts was $72,307. As of March 31, 2023, there was no allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on an average cost basis, which approximates actual cost on a first-in, first-out basis. Net realizable value represents the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated regularly for excess quantities and obsolescence by analyzing estimated demand, inventory on hand, sales levels, and other relevant information. When inventory is determined to be excess or obsolete, balances are reduced to net realizable value. At the point of write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase of that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Indefinite-lived intangible assets are not amortized but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The trade name acquired has been assigned an indefinite life as management currently anticipates that the trade names will contribute cash flows to the Company indefinitely.

Indefinite-lived intangible assets are reviewed at least annually for impairment. In management's evaluation of indefinite-lived assets, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the qualitative assessment is not conclusive, the Company proceeds to quantitatively test indefinite-lived intangible assets for impairment, including comparing the fair value to the carrying value. Fair value determined based upon estimated discounted future cash flows. Based on management's assessment, the Company believes there was no impairment of the indefinite-lived intangible assets during the years ended March 31, 2024 and 2023.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held, and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

Management recorded an impairment charge of $257,677 related to S1 tooling during the fiscal year ended March 31, 2024. Management believes there was no impairment of long-lived assets during the fiscal year ended March 31, 2023.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Convertible notes and securities with beneficial conversion features are accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes it is reasonably certain to exercise.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and contractors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option or warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services based on the number of shares issued and the fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged as additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2024 and 2023, the Company had capitalized $97,500 and $0, respectively, of deferred offering costs.

Recently Adopted and Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU amends the guidance on convertible instruments and the derivatives scope with the exception for contracts in an entity's own equity and improves and amends the related earnings per share guidance for both Subtopics. The ASU was effective for the Company for the fiscal year beginning April 1, 2024. Adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740)*, which provides for improvements to certain income tax disclosures. For entities other than public business entities, ASU No. 2023-09 requires qualitative disclosure in the rate reconciliation about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. ASU No. 2023-09 also requires that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes with additional disaggregation by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Lastly, ASU No. 2023-09 requires that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. ASU No. 2023-09 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)*, to improve the relevance and consistency in application of the induced conversion guidance. Under current GAAP, the guidance on induced conversions applies only to conversions that include the issuance of all equity securities issuable pursuant to the conversion privileges provided in the terms of the debt at issuance. Current GAAP does not address how this criterion should be applied to the settlement of a convertible debt instrument that does not require the issuance of equity securities upon conversion (for example, a convertible debt instrument with a cash conversion feature). Current GAAP also does not address how the incorporation, elimination, or modification of a volume-weighted average price formula interacts with this criterion, including when such changes could result in the holder receiving less cash or fewer shares than if the debt instrument had been settled pursuant to the conversion privileges provided in the terms of the instrument (before any changes to induce conversion). The amendments in ASU 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU No. 2024-04 is effective for the Company for the fiscal year beginning April 1, 2026. The Company does not expect that this standard will have material impact on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's consolidated financial statements and related disclosures. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 – Revenue Recognition

Disaggregated Revenues

The following table shows disaggregated revenues by major sources:

| | Year Ended March 31, | |
	2024	2023
Signature cars (1)	$ 3,588,911	$ 4,068,830
Other	-	13,668
Total	3,588,911	4,082,498
Services		
Other	-	147,562
Total	-	147,562
Royalty revenue	57,845	152,698
Total revenues	$ 3,646,756	$ 4,382,758

    (1) Signature cars include Saleen branded Ford Mustangs and Ford trucks vehicles.

Note 4 – Consolidated Financial Statement Details

The following tables show the Company's consolidated financial statement details as of March 31, 2024 and 2023:

Inventories

| | March 31, | |
	2024	2023
Automobile parts	$ 244,327	$ 1,625,725
Finished goods - S1 cars	1,357,000	5,645,962
Work-in-progress	-	13,358
Automobile parts held at third party	-	163,695
Total	$ 1,601,327	$ 7,448,740

During fiscal year 2024, the Company recorded inventory write-downs and impairment charges totaling $6,500,161, which are included in cost of goods sold. These charges reflect management's assessment that the carrying value of certain inventory items exceeded their net realizable value, consistent with the application of the lower of cost or net realizable value principle under U.S. GAAP. The charges consisted of:
- $515,262 related to inventory parts;
- $1,695,937 related to inventory parts associated with the S1 program; and
- $4,288,962 related to finished goods associated with the S1 program.

Property and Equipment, Net

| | March 31, | |
	2024	2023
Leasehold improvements - office	$ 142,091	$ 142,091
Machinery and equipment	994,328	2,239,305
Museum collection automobiles	286,412	286,412
Other automobiles	237,355	237,355
Furniture and fixtures	156,711	156,711
Computer and software	91,629	91,629
Total	1,908,526	3,153,503
Less: Accumulated depreciation	(1,543,954)	(2,231,593)
Property and equipment, net	$ 364,572	$ 921,910

Depreciation and amortization expenses for the years ended March 31, 2024 and 2023 totaled $307,416 and $312,918, respectively.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Accrued Liabilities

	March 31,	
	2024	**2023**
Accrued expenses	$ 448,181	$ 196,341
Accrued compensation	3,602,318	2,958,042
Income taxes payable	1,145,367	1,145,516
Total accrued liabilities	$ 5,195,866	$ 4,299,899

Significant Concentrations

For fiscal year 2024, revenues from two product customers represented 13% and 12% of total revenue. For fiscal year 2023, revenues from two product customers represented 17% and 8% of total revenue.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and generally receive the base vehicle platforms directly from their dealers. The Company entered into sourcing agreements with individual car dealerships but does not have supply agreements with the manufacturers. Accordingly, the Company's supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

Note 5 – Debt

Our debt consisted of the following:

<table>
<tr><td></td><td colspan="6" align="center">As of and for the year ended March 31,</td></tr>
<tr><td></td><td colspan="3" align="center">2024</td><td colspan="3" align="center">2023</td></tr>
<tr><td></td><td>Principal</td><td>Accrued interest</td><td>Interest expense</td><td>Principal</td><td>Accrued interest</td><td>Interest expense</td></tr>
<tr><td>Paycheck protection program loan, due February 2026</td><td>$ -</td><td>$ -</td><td>$ -</td><td>$ -</td><td>$ -</td><td>$ 5,953</td></tr>
<tr><td>Small business administration loan</td><td>1,996,424</td><td>86,836</td><td>75,000</td><td>2,000,000</td><td>66,986</td><td>73,151</td></tr>
<tr><td>W-Net Fund I loan - related party</td><td>120,912</td><td>-</td><td>-</td><td>187,636</td><td>-</td><td>34,951</td></tr>
<tr><td>Certitude Trust - related party, Promissory note due July 2022</td><td>140,000</td><td>10,956</td><td>-</td><td>150,000</td><td>10,956</td><td>9,000</td></tr>
<tr><td>Unsecured convertible note, past due</td><td>100,000</td><td>70,096</td><td>7,000</td><td>100,000</td><td>63,096</td><td>7,000</td></tr>
<tr><td>IndustryStar Solutions, LLC due April 2022</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>3,150</td></tr>
<tr><td>Rexco Forbearance, due on demand</td><td>1,693,981</td><td>14,806</td><td>-</td><td>1,693,981</td><td>14,806</td><td>-</td></tr>
<tr><td>Manderson note</td><td>118,332</td><td>4,742</td><td>4,742</td><td>104,103</td><td>-</td><td>-</td></tr>
<tr><td>Race Crafters Manufacturing note</td><td>170,000</td><td>-</td><td>-</td><td>200,000</td><td>-</td><td>-</td></tr>
<tr><td>Other</td><td>13,219</td><td>-</td><td>-</td><td>56,885</td><td>-</td><td>-</td></tr>
<tr><td>Total</td><td>4,352,868</td><td>187,436</td><td>86,742</td><td>4,492,605</td><td>155,844</td><td>133,205</td></tr>
<tr><td>Less: Long-term debt due within one year</td><td>2,246,444</td><td>-</td><td>-</td><td>2,347,604</td><td>-</td><td>-</td></tr>
<tr><td>Long-term debt</td><td>$ 2,106,424</td><td>$ 187,436</td><td>$ 86,742</td><td>$ 2,145,001</td><td>$ 155,844</td><td>$ 133,205</td></tr>
</table>

Amended Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150,000 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first eleven months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

On November 21, 2021, the Company amended its loan with the SBA to increase the principal amount of the loan to $500,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest were $2,532 per month beginning 24 months from the date of the original note, August 18, 2020. Annual interest accrued at 3.75% on the funds actually advanced from date of each advance. The balance and interest was payable thirty years from the date of the original note or August 18, 2050.

On April 7, 2022, the Company further amended its loan with the SBA to increase the principal amount of the loan to $2,000,000 (the "Amended SBA Loan"). The Company's installments on the principal and interest are $9,822.00 monthly beginning twenty-four months from the date of the original note. The balance of principal and interest will be payable thirty years from the date of the original note. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable thirty years from the date of the original note or August 18, 2050.

The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Unsecured Convertible Note

The Company has an unsecured convertible promissory note dated March 28, 2014 (the "Convertible Note"). The Convertible Note bears interest at 7.0% per annum, matured on March 28, 2017, and remains in default. As of March 31, 2024 and 2023, the Convertible Note remained outstanding.

The Convertible Note originally provided for conversion into shares of the Company's common stock at the lesser of (i) $1.20 per share or (ii) 70% of the average market price of the Company's common stock over a specified measurement period, assuming the Company were publicly traded. The original noteholder is deceased. The Company has been unable to identify or locate a successor in interest or an executor of the estate, and the estate has not contacted the Company regarding the note. Because the Company is not publicly traded and no observable market data exists to support a conversion calculation, management has determined that the conversion feature has no current value and has been recorded at $0.

The Company intends to resolve the outstanding obligation if and when a qualified representative of the noteholder's estate is identified.

W-Net - Secured Promissory Note – Related Party

On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021, and therefore is in default. The W-Net Note is secured by automobiles, as the Company has granted a security interest to the W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement. The W-Net Note contains mandatory prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan. During fiscal year 2023, the Company made cash repayments of $105,000 and recorded additional repayments of $123,500 through the sale of repossessed assets securing the W-Net Note.

Certitude Trust – Related Party

On July 13, 2021, the Company issued a promissory note in the amount of $150,000 to Certitude Trust ("Certitude Note") in connection with a litigation settlement. The Certitude Note bears interest at 6% per annum and was due on July 13, 2022, or upon completion of an equity financing during fiscal year 2022, whichever was sooner. The Certitude Note is currently in default.

Rexco Forbearance Note

In fiscal year 2023, the Company entered into a forbearance term sheet with the landlord of its facilities at 2735 and 2755 Wardlow Road in Corona, California, to address past-due rental obligations incurred during the COVID-19 pandemic. Under the terms of the agreement, the Company acknowledged that, as of February 28, 2023, it owed Rexco $1,586,477 in unpaid rent and $107,504 in late fees. As part of the forbearance arrangement, the Company agreed to pledge its Common Stock as collateral for the outstanding prior rent. The agreement requires full payment of all past-due amounts by June 30, 2024, after which the landlord may enforce its rights under the lease and pursue collection through any legal means.

Subsequent to the forbearance agreement, the Company's discussions with Rexco have been verbal and have primarily focused on the Company remaining current on rental payments for the 2735 Wardlow Road facility. In connection with these discussions, the Company relinquished its tenancy at 2755 Wardlow Road, effective January 31, 2025, for which Rexco has issued written confirmation of termination.

Manderson Promissory Note

On July 25, 2023, the Company reclassified accounts payable of $104,103 to a promissory note in the amount of $104,103. The Company promised to pay the principal amount of $113,590 hereunder, together with interest and all other obligations outstanding. The outstanding principal balance of this note was due and payable on December 31, 2023 (the "Maturity Date"). The outstanding principal balance of this Note bears interest, in arrears, at a rate per annum equal to 6%, payable in cash in full on the maturity date. Furthermore, upon the occurrence of an event of default as defined in the agreement, the Company will pay interest to the note holder, payable on demand, on the outstanding principal balance of the note and on all unpaid interest from the date of the event of default at a per annum rate equal to the lesser of 12% and the maximum applicable legal rate per annum, calculated based on a 360- day year. The Company amount of the note payable plus accrued interest was $118,332 and $104,103 as of March 31, 2024 and 2023, respectively.

Race Crafters Manufacturing Promissory Note

In April 2023, the Company entered into a settlement agreement with Race Crafters LLC. Under the terms of the agreement, the Company agreed to a promissory note totaling $200,000. The payment terms require monthly installments of $5,000 for twenty-four months, followed by $13,333 per month for six months. The balance of the note payable was $170,000 as of March 31, 2024 and $200,000 as of March 31, 2023.

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2024 are as follows:

Fiscal Year	Amount
2025	$ 2,246,444
2026	91,740
2027	38,871
2028	40,143
2029	41,886
Thereafter	1,893,784
Total	$ 4,352,868

Note 6 – Leases

The Company has lease arrangements for its facilities.

In September 2017, the Company entered into two operating lease agreements for its facilities located at 2755 Wardlow Road, Corona, California and 2735 Wardlow Road, Corona, California. Both leases commenced on February 1, 2018 and were originally scheduled to expire on January 31, 2028. The lease agreements require total monthly base rent payments of $51,265 for the first year, with annual escalations of 3%, and a total security deposit of $55,000. The Company is responsible for operating expenses, including property taxes, insurance, maintenance and management fees.

In January 2025, the landlord agreed to take back the building located at 2755 Wardlow Road prior to the scheduled expiration date. The Company relocated inventory previously stored at that location to its remaining facility at 2735 Wardlow Road, Corona, California. This change did not result in any material adverse effect on the Company's operations.

In response to the impact of the COVID-19 pandemic on the Company's operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with ASC 842.

Total expenses related to lease agreements were $813,939 and $786,887 for the years ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and 2023, the carrying amount of the operating ROU asset was $2,186,939, net of accumulated amortization of $1,928,539 and $2,623,945, net of accumulated amortization of $1,491,533, each respectively. As of March 31, 2024 and 2023, the carrying amount of the operating lease liabilities was $2,434,227, net of unamortized interest of $516,470 and $2,882,724, net of unamortized interest of $784,703.

Supplemental balance sheet information related to leases is as follows:

	March 31,	
	2024	2023
Assets:		
Right of use assets	$ 2,186,939	$ 2,623,945
Lease liabilities:		
Lease liability, current portion	$ 517,973	$ 448,498
Operating lease liabilities	1,916,254	2,434,226
Total operating lease liabilities	$ 2,434,227	$ 2,882,724

The following table includes supplemental information:

	March 31,	
	2024	2023
Weighted-average remaining lease term (in years)	3.84	4.84
Weighted-average discount rate	10.00%	10.00%

Maturities of lease liabilities as of March 31, 2024 are as follows:

Fiscal Year	Amount
2025	$ 738,232
2026	760,379
2027	783,191
2028	668,894
Total lease payments	2,950,697
Less: imputed interest	(516,470)
Total lease obligations	$ 2,434,227

Note 7 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued in the Company's consolidated financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with contingencies are expensed as incurred.

On March 5, 2025, the Company settled litigation arising from events occurring in fiscal year 2020 related to a dispute with TM Tecnologie Meccaniche s.r.l. regarding unpaid amounts for automobile products. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $100,000 in the 2024 financial statements.

The Company is involved in litigation arising from events occurring in prior periods related to a dispute with a distributor regarding deposits paid for automobiles that were neither delivered nor refunded. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $111,000 in the 2024 financial statements.

On August 1, 2024, the Company settled litigation arising from events occurring in prior periods related to a dispute with Certitude Trust regarding payment obligations under a promissory note. Management has determined that, based on information available through the issuance date of the financial statements, it is probable that a loss had been incurred as of March 31, 2024, and the amount of the loss was reasonably estimable. Accordingly, the Company recognized an accrual of $17,843 in the 2024 financial statements.

Note 8 – Income Taxes

The following table summarizes the significant differences between statutory rates for the years ended March 31, 2024 and 2023:

	Year Ended March 31,	
	2024	2023
Statutory tax rate:		
U.S. federal	21.00%	21.00%
State taxes, net of federal benefit	6.98%	6.98%
Change in valuation allowance	-27.83%	-20.04%
Other	-0.08%	0.00%
	0.07%	7.94%

The provision for income taxes consisted of the following:

| | Year Ended March 31, | |
	2024	2023
Current		
Federal	$ -	$ -
State	4,000	-
Total current	4,000	-
Deferred		
Federal	2,413	20,752
State	803	6,901
Total deferred	3,216	27,653
Provision for income taxes	$ 7,216	$ 27,653

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

| | Year Ended March 31, | |
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$3,859,124	$ 1,151,000
Lease liability	681,184	806,690
Other	248,989	99,213
Total deferred tax assets	4,789,297	2,056,903
Less: valuation allowance	(4,180,529)	(1,322,629)
Total deferred tax assets, net	608,768	734,274
Deferred tax liabilities:		
Right of use assets	(611,985)	(734,274)
Intangible assets	(110,613)	(110,613)
Total deferred tax liabilities	(722,598)	(844,888)
Net deferred tax liabilities	$ (113,830)	$ (110,613)

The net deferred tax liability as of March 31, 2024 and 2023 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a "naked credit deferred tax liability," that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company's asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2024 and 2023, a valuation allowance of $4,180,529 and $1,322,629 was recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0.07% for 2024 primarily due to the valuation allowance on its net deferred tax assets.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the fiscal year ended March 31, 2024, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company includes interest and penalties related to uncertain tax positions within selling, general and administrative expense. As of March 31, 2024, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 9 – Stockholders' Equity (Deficit)

Preferred Stock

Our authorized capital stock includes 1,000,000 shares of Preferred Stock, with a par value of $0.001 per share.

As of March 31, 2024 and March 31, 2023, there were no shares of Preferred Stock issued and outstanding.

Common Stock

In fiscal year 2023, the Company issued 155,950 shares of Common Stock for gross proceeds of $155,950, or $1.00 per share, as a part of a Regulation A+ offering. The Company received net proceeds of $59,358 after deducting offering costs.

In fiscal year 2024, the Company issued 916,903 shares of Common Stock as part of a Regulation Crowdfunding offering. The shares were sold at an average price of $1.11 per share, resulting in gross proceeds of $1,019,131. After deducting offering costs, the Company received net proceeds of $465,580.

In fiscal year 2024, the Company issued 370,000 shares of Common Stock pursuant to a Rule 506(c) Regulation D offering. After deducting offering costs, the Company received net proceeds of $370,000.

As of March 31, 2024 and 2023, the Company had 26,646,476 and 25,359,573 shares of common stock issued and outstanding, respectively.

Warrants

In March 2021, the Company entered into an appearance agreement with Crush Capital, Inc. ("Crush Capital") to provide marketing, branding, and production services related to the Company's anticipated equity offering. In connection with this agreement, the Company granted Crush Capital 2,222,222 warrants to purchase common stock at an exercise price of $0.10 per share. The warrants vested immediately and have a contractual term of five years from the grant date.

The Company estimated the fair value of the warrants at $860,710 using the Black-Scholes option pricing model. The following assumptions were used in the valuation:
- Expected volatility: 65%
- Risk-free interest rate: 0.80%
- Expected term: 5 years
- Dividend yield: 0%

The warrants were recorded as Additional Paid-in Capital with a corresponding Prepaid Expense because the related services had not yet been performed as of March 31, 2024.

As of March 31, 2024:
- Prepaid Expense related to the Crush Capital agreement was $860,710.
- The warrants remain outstanding with a weighted-average remaining contractual life of approximately 2 years.
- No expense has been recognized to date because the Company has not determined that the services under the agreement have been satisfactorily performed.

Subsequent to year-end, Crush Capital asserted that services were completed and demanded additional compensation. The Company disputes these claims and contends that Crush Capital failed to meet key obligations under the agreement and related amendment.

There were no warrants granted, exercised, or forfeited during the years ended March 31, 2024 and 2023. The following table summarizes information about warrants outstanding as of March 31, 2024 and 2023:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Exercisable at March 31, 2023	2,222,222	$ 0.10	$ 844,444
Exercisable at March 31, 2024	2,222,222	$ 0.10	$ 844,444

The warrants were valued at grant date under the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	0.80%
Expected dividend yield	0.00%
Expected volatility	65.00%
Expected life (years)	2.50
Fair value of underlying common stock	$ 0.48

Note 10 – Stock-Based Compensation

In December 2021, the Company's Board of Directors approved the 2021 Equity Incentive Plan (the "2021 Plan"), which is administered by the Board of Directors, or a committee thereof (the "Administrator") as set forth in the 2021 Plan. The 2021 Plan provides for the grant of the incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards to the Company's employees, directors (including non-employee directors), advisors and consultants. Subject to certain adjustments, as of March 31, 2024, the Company is authorized to issue up to 4,500,000 shares of its common stock pursuant to awards granted under the 2021 Plan. During fiscal years 2024 and 2023, there was no stock option activity, and the Company incurred no stock-based compensation expense.

Note 11 – Related Party Transactions

Steve Saleen

As of March 31, 2024 and 2023, the Company owed Mr. Saleen $6,356 and $145,598 in loans and $1,497,597 and $1,069,517 in accrued compensation, respectively.

Mr. Saleen is party to an Assignment and License Agreement dated May 23, 2013, assumed by the Company. Under this agreement, the Company has a perpetual, royalty-free, worldwide license to use Mr. Saleen's likeness in connection with the design, production, and marketing of vehicles, parts, accessories, and apparel. Certain entertainment-related uses are excluded. No changes to this agreement occurred during fiscal year 2024.

S7 Agreement

On May 31, 2019, we entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of our principal stockholders., pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to us for an aggregate purchase price of $1.5 million comprised of a cash consideration of $0.8 million and the elimination of an $0.7 million accounts receivable from S7 Supercars. We accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, we manufactured the S7 under the agreement with S7 Supercars. The S7 Purchase Agreement contains a provision that we pay S7 Supercars up to four payments of $0.1 million each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, we did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

The Company did not sell any S7s in the fiscal years 2024 and 2023.

Debts

Refer to Note 5 for related party debts.

Note 12 – Subsequent Events

In fiscal year 2022, the Company's Board of Directors approved equity awards authorizing the grant of 2,540,000 non-statutory stock options with an exercise price of $0.48 per share and 492,000 shares of restricted stock under the Company's 2021 Equity Incentive Plan; however, grant notices and award documentation were not provided to the recipients at that time. In accordance with ASC 718, the grant date for these awards was established in fiscal year 2025, when the recipients were formally notified and a mutual understanding of the award terms was achieved. Beginning in fiscal year 2025, the Company will recognize stock-based compensation expense for these awards over their respective vesting periods based on the grant-date fair values.

In the fiscal year ending March 31, 2025, the Company completed a Regulation Crowdfunding offering that raised $421,268 through the issuance of 376,146 shares of common stock. During the same fiscal year, the Company also raised $350,000 in gross proceeds through a private placement pursuant to Rule 506(c) of Regulation D, issuing 350,000 shares of common stock.

In July 2024, Steve Saleen, our Chief Executive Officer, exercised stock options granted under the Saleen Automotive, Inc. 2021 Stock Incentive Plan at an exercise price of $0.528 per share. The exercise covered 1,227,000 shares of our common stock for an aggregate purchase price of approximately $647,856. The shares were acquired through a cashless exercise, applied against accrued backpay owed to Mr. Saleen. These options were originally granted by our Board of Directors in July 2021.

In October 2024, Steve Saleen, our Chief Executive Officer, exercised stock options granted under the Saleen Automotive, Inc. 2021 Stock Incentive Plan at an exercise price of $0.528 per share. The exercise covered 1,088,000 shares of our common stock for an aggregate purchase price of approximately $574,464. The shares were acquired through a cashless exercise, applied against accrued backpay owed to Mr. Saleen.

In October 2024, Steve Saleen, our Chief Executive Officer, purchased 600 units of our Series B Preferred Stock at a purchase price of $1,000.00 per unit, for an aggregate purchase price of $600,000. Each unit consists of one share of Series B Preferred Stock, initially convertible into 1,000 shares of our common stock, and five-year warrants to purchase 1,000 shares of common stock at an exercise price of $1.00 per share. The purchase was completed through a cashless transaction, applied against accrued backpay owed to Mr. Saleen. These securities were issued pursuant to a private placement under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On January 31, 2025, the Company voluntarily vacated its facility located at 2755 Wardlow Road, Corona, California, and has consolidated its operations into its remaining facility at 2735 Wardlow Road, Corona, California. This consolidation is expected to result in annual cost savings of approximately $430,000.

Management has evaluated all material events and transactions that occurred from April 1, 2024, through the date of issuance of these consolidated financial statements.